

July 21, 2010

Oliver Xing
Chief Executive Officer
Ontario Solar Energy Corporation
255 Duncan Mill Road, Suite 203
Toronto, Ontario
Canada M3B 3H9

> **Re:** **Ontario Solar Energy Corporation**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed July 12, 2010**
> **File No. 333-165163**

Dear Mr. Xing:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note the risk factor on page 7, which states that Mr. Xing has no formal training in financial accounting. We also note information on what appears to be Mr. Xing's business website, which states that he is a chartered accountant. Refer to http://www.businessandtax.com. Please tell us whether Mr. Xing is a chartered accountant. If so, please revise the disclosure in your prospectus to fully reflect his business experience. If not, please explain the statement on Mr. Xing's website.

Management, page 23

2.   We note that Mr. Xing is also an officer and director of CN Resources Inc. Please update Mr. Xing's biographical information to include his affiliation with CN Resources. Please also include his employment or directorships with any other companies. Refer to Item 6(A) of Form 20-F for guidance.

Principal and Selling Shareholders, page 25

3.   We note the revisions made to the selling shareholder table in response to comment 7 in
        our letter dated July 1, 2010. Please also revise the footnotes to the table, which appear on
        pages 28 and 29, so that they correspond to the appropriate shareholder.

Financial Statements

Notes to Interim Financial Statements

3. Common Stock, page F-8

4.   We have considered your response to comment 8 in our letter dated July 1, 2010. Your
        response does not address our comment in its entirety. Explain to us the business reason
        for why stock certificates were not issued at the time consideration was received.

5. Related Party Transactions, page F-9

5.   We have read your response to comment 9 in our letter dated July 1, 2010. We remain
        unclear as to how the company has applied the guidance in ASC 718-10-30-3. Provide us
        with a detailed discussion of how the company has applied the guidance in ASC 718-10-
        30-3 including an analysis supporting the fair value of your shares during October 2009.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility for
        the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a
        defense in any proceeding initiated by the Commission or any person under the federal
        securities laws of the United States.

Oliver Xing
Ontario Solar Energy Corporation
July 21, 2010
Page 3

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Bob Telewicz at (202) 551-3438 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at (202) 551-3391 or me at (202) 551-3785 with any other questions.

                                        Sincerely,

                                        Karen J. Garnett
                                        Assistant Director

cc: Conrad C. Lysiak
     Via facsimile: (509) 747-1770